EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Quarter ended June 30, 2024; Details of Investor Presentation

ST HELIER, Jersey, Aug. 12, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the quarter ended June 30, 2024 (the “Quarter”). Further information on the financial and operating results for the Quarter and the six months ended June 30, 2024 can be found in the management discussion and analysis (“MD&A”) and the unaudited financial statements which are available on the Company’s website and on SEDAR+.

Financial Highlights for the Quarter

  Gross revenues of $50.1 million compared to $37.0 million in the second quarter of 2023 ("Q2 2023") due to higher gold production and a higher gold price.
  Gross profit of $22.9 million, a 109.8% increase from $10.9 million in Q2 2023, due to both higher gold revenue and lower production costs.
  EBITDA (excluding depreciation and net foreign exchange gains and losses) of $22.5 million in the Quarter (Q2 2023: $9.6 million)1.
  Blanket Mine (“Blanket”) on-mine cost per ounce of $906 (Q2 2023: $915).
  Consolidated all-in sustaining cost (“AISC”) decreased by 7.7% to $1,253 per ounce (Q2 2023: $1,357 per ounce), due to the lower on-mine cost per ounce offset by higher sustaining capital expenditure and increased administrative expenses.
  Group net cash inflow from operating activities of $19.1 million in the Quarter (Q2 2023: $2.2 million outflow).
  Net cash and cash equivalents in the Quarter increased by $12.8 million to negative $1.4 million.

Operating Highlights for the Quarter

  20,773 ounces of gold were produced from Blanket (Q2 2023: 17,436 ounces).
  Publication of preliminary economic assessment (“PEA”) for the gold sulphide project at Bilboes (the “Bilboes Sulphide Project”) on June 3, 2024 suggests a yield of approximately 1.5 million ounces of gold, over a 10-year life of mine, at an all-in sustaining cost of $968 per ounce.
  On May 15, 2024 Caledonia announced updated mineral reserves and resources estimates, including a 106% increase in Blanket's mineral reserves and a 63% increase in measured and indicated mineral resources pursuant to Canada's National Instrument 43-101 and an increase in Blanket’s life of mine to 2034, based on the updated mineral reserves estimate. Management believes that the inferred mineral resources may, based on past successful conversion rates, further extend the life of mine past 2040.

Dividend

  A dividend of 14 cents per share was paid in April 2024 (for Q1 2024) and again in July 2024 (for Q2 2024).
  To streamline board processes, future dividends are expected to be declared at the same time as the publication of quarterly results (i.e. mid-March, May, August, and November). This will mean that the Q3 2024 dividend, if approved by the board, will be declared in mid-November rather than at the start of October.
  This change relates only to the timing of future dividends and does not denote any change in the Company's dividend policy.
  The board will continue to consider the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management.

Outlook

  Caledonia is on track to achieve production at Blanket within its pre-disclosed guidance range of 74,000 to 78,000 ounces for 20242.
  The group is progressing the new feasibility study on the Bilboes Sulphide Project, which is expected to be delivered during the first quarter of 2025.
  The Company continues to progress exploration activities at Motapa.

Chief Executive Officer, Mark Learmonth, said:

“This has been an excellent quarter, during which profitability benefitted from higher gold production, a higher gold price and lower costs per ounce. With today’s results, we remain on track to achieve our production and cost guidance for the year.

“I was delighted that the 2023 drilling campaign resulted in a significant increase to Blanket’s mineral resources and mineral reserves estimates as well as an increase in Blanket’s life of mine. A 10-year mine life, based on reserves, indicates the robustness of the orebodies at Blanket. Management anticipates that Blanket's mine life should extend past 2040 given past successful conversion of inferred mineral resources.

“During the Quarter, the board took the decision to proceed with the single-phase development option for the Bilboes Sulphide Project. The results of the PEA indicate production of 1.5 million ounces of gold over a 10-year life of mine at an all-in sustaining cost of $968 per ounce. As such, Bilboes has the potential to almost triple Caledonia’s gold production to over 200,000 ounces per annum, in combination with production from Blanket.

“In May, we were delighted to welcome James Mufara as Chief Operating Officer. James joins us at a pivotal moment in Caledonia’s development and the team is already benefiting from his wealth of experience.

“Caledonia remains well positioned to deliver continued returns to shareholders. I am very excited by the opportunity we have to evolve our business, which we believe will generate significant long term shareholder value.”

Caledonia will host an online investor presentation and Q&A session on August 12, 2024 at 14:00 London Time

When: Aug 12, 2024 02:00 PM London

Topic: Q2 2024 Results Call for Investors

Register in advance for this webinar:

https://caledoniamining.zoom.us/webinar/register/WN_6nZkgdqIQ4SXIdf7a_CLxg

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum Limited (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Note:

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production and cost guidance, estimates of future/targeted production rates, our plans and timing regarding further exploration and drilling and development, the development of the Bilboes Sulphide Project and the results of the PEA, and the continuation of dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statements of profit or loss and other comprehensive income (Unaudited)
($’000’s)
		3 Months ended June 30		6 Months ended June 30
		2024	2023	2024	2023
Revenue		50,107	37,031	88,635	66,466
Royalty		(2,475)	(1,963)	(4,409)	(3,443)
Production costs		(20,460)	(20,726)	(39,420)	(40,576)
Depreciation		(4,239)	(3,409)	(8,058)	(5,664)
Gross profit		22,933	10,933	36,748	16,783
Net foreign exchange loss		(2,014)	(3,610)	(6,153)	(2,077)
Administrative expenses		(3,664)	(3,183)	(6,275)	(9,122)
Net derivative financial instrument expenses		(174)	(54)	(476)	(488)
Equity-settled share-based expense		(305)	(221)	(506)	(331)
Cash-settled share-based expense		(4)	9	(57)	(271)
Other expenses		(664)	(1,461)	(1,264)	(2,099)
Other income		185	168	349	186
Operating profit		16,293	2,581	22,366	2,581
Net finance costs		(794)	(1,057)	(1,520)	(1,824)
Profit before tax		15,499	1,524	20,846	757
Tax expense		(5,151)	(1,273)	(7,681)	(4,775)
Profit (loss) for the period		10,348	251	13,165	(4,018)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		178	(330)	34	(699)
Total comprehensive income for the period		10,526	(79)	13,199	(4,717)

Profit (loss) attributable to:
Owners of the Company		8,429	(513)	10,560	(5,542)
Non-controlling interests		1,919	764	2,605	1,524
Profit (loss) for the period		10,348	251	13,165	(4,018)

Total comprehensive income attributable to:
Owners of the Company		8,607	(843)	10,594	(6,241)
Non-controlling interests		1,919	764	2,605	1,524
Total comprehensive income for the period		10,526	(79)	13,199	(4,717)

Earnings (loss) per share ($)
Basic earnings (loss) per share		0.43	(0.01)	0.53	(0.31)
Diluted earnings (loss) per share		0.43	(0.01)	0.53	(0.31)
Adjusted earnings (loss) per share ($)
Basic		0.51	0.10	0.78	(0.17)
Dividends paid per share ($)		0.14	0.14	0.28	0.28

Condensed Consolidated Statements of Financial Position (Unaudited)
($’000’s)	As at		Jun 30 2024		Dec 31 2023

Total non-current assets			275,743		274,074
Income tax receivable			274		1,120
Inventories			20,401		20,304
Derivative financial assets			20		88
Trade and other receivables			7,882		9,952
Prepayments			5,287		2,538
Cash and cash equivalents			15,412		6,708
Assets held for sale			13,484		13,519
Total assets			338,503		328,303
Total non-current liabilities			25,280		23,978
Cash-settled share-based payments – short term portion			454		920
Income tax payable			4,152		10
Lease liabilities – short term portion			114		167
Loan note instruments – short term portion			855		665
Trade and other payables			18,803		20,503
Overdraft and term loans			16,778		17,740
Liabilities associated with assets held for sale			93		128
Total liabilities			66,529		64,111
Total equity			271,974		264,192
Total equity and liabilities			338,503		328,303

Condensed Consolidated Statements of Cash Flows (Unaudited)
($’000’s)
	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023

Cash inflow from operations	20,988	2	27,523	666
Interest received	3	4	9	9
Finance costs paid	(710)	(1,231)	(1,283)	(1,431)
Tax paid	(1,195)	(1,001)	(2,276)	(2,346)
Net cash inflow (outflow) from operating activities	19,086	(2,226)	23,973	(3,102)

Cash flows used in investing activities
Acquisition of property, plant and equipment	(6,897)	(6,009)	(10,638)	(10,602)
Acquisition of exploration and evaluation assets	(733)	(139)	(1,163)	(283)
Acquisition of put options	(168)	(811)	(408)	(811)
Net cash used in investing activities	(7,798)	(6,959)	(12,209)	(11,696)

Cash flows from financing activities
Dividends paid	(2,912)	(2,893)	(5,632)	(5,317)
Payment of lease liabilities	(38)	(35)	(75)	(72)
Shares issued – equity raise (net of transaction cost)	-	4,834	-	15,658
Proceeds from loans and borrowings	2,032	-	2,032	-
Loan note instrument – Motapa payment	-	(1,288)	-	(6,687)
Loan note instrument – solar bond issue receipts (net of transaction cost)	1,939	2,500	1,939	7,000
Net cash from (used in) financing activities	1,021	3,118	(1,736)	10,582

Net increase (decrease) in cash and cash equivalents	12,309	(6,067)	10,028	(4,216)
Effect of exchange rate fluctuations on cash and cash equivalents	485	(30)	(362)	(187)
Net cash and cash equivalents at beginning of the period	(14,160)	3,190	(11,032)	1,496
Net cash and cash equivalents at end of the period	(1,366)	(2,907)	(1,366)	(2,907)

1 EBITDA $22.5 million (2023: 9.6 million): Operating profit $16.3 million (2023: $2.6 million) + Depreciation $4.2 million (2023: $3.4 million) + Net foreign exchange loss $2 million (2023: $3.6 million).
2 Refer to technical report “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia Mining Corporation Plc and filed by the Company on SEDAR+ (www.sedarplus.ca) on May 15, 2024